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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                         Bindview Development Corp.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 591002100
                     ----------------------------------
                              (CUSIP Number)


--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 591002100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     JMI Equity Fund III, L.P.      52-2016380
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     1,415,221
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  1,415,221
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,415,221
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     7.0% based on Sept. 1998 10Q
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------

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ITEM 1(a). NAME OF ISSUER:   Bindview Development Corp.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           3355 W. Alabama
           Suite 1200
           Houston, TX  77098

ITEM 2(a). NAMES OF PERSONS FILING:  JMI Equity Fund III, L.P

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The
           address of the principal business office of the Reporting Persons is JMI Equity Fund III L.P., 1119 St. Paul Street, Baltimore, Maryland, 21202.


ITEM 2(c). CITIZENSHIP:  Each of the managing members of the General Partner is a U.S. citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:  Common Stock, no par value per share.


ITEM 2(e). CUSIP NUMBER:  591002100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-L(b). OR 13d-2(b). CHECK WHETHER THE PERSON FILING AS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

          (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940.

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-l(b)(1)(ii)(F) of the Act.

          (g) [ ] Parent Holding Company, in accordance with Rule 13d-l(b)(ii)(G) of the Act.

          (h)  [ ] Group, in accordance with Rule 13d-l(b)(1)(ii)(H) of the Act.

          Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-l(b) or 13d-2(b).

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ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned: JMI Equity Fund III, L.P. is the record owner of 1,415,221 shares (the "Record Shares") as of December 31, 1998.

          (b) Percent of Class: 7%. The foregoing percentage is calculated based on the 19,965,170 shares of Common Stock reported to be outstanding at Septmeber 30, 1998 in the most recent Form 10Q of Bindview Development Corpoation, as adjusted pursuant to Rule 13d-3(d)(1).

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 1,415,221 shares for each Reporting Person.

               (ii) shared power to vote or to direct the vote: 0 for each Reporting Person.

               (iii) sole power to dispose or to direct the disposition of:
                     1,415,221 shares for each Reporting Person.

               (iv) shared power to dispose or to direct the disposition of: 0 for each Reporting Person.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY-BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable. The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-l(b)(ii)(H).

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ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.


               Not applicable.


ITEM 10.       CERTIFICATION.


               Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-l(b).

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                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    February 12, 1999




JMI EQUITY FUND III, L.P.


By:  JMI Associates III, L.P.



     By:__________________________

         General Partner

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EXHIBIT 1

                                    AGREEMENT


         Pursuant to Rule 13d-1 (f)( 1 ) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Optika Imaging Systems, Inc..



         EXECUTED as a sealed instrument this ____ day of February, 1999.




JMI EQUITY FUND III, L.P.


By:  JMI PARTNERS, L.P.



     By:__________________________

         Charles E. Noell, III

         For the General Partner